United States securities and exchange commission logo





                             July 5, 2023

       Viki Hakmon
       Chief Executive Officer
       Jeffs' Brands Ltd
       7 Mezada Street
       Bnei Brak, Israel 5126112

                                                        Re: Jeffs' Brands Ltd
                                                            Post-Effective
Amendment No. 2 to Form F-1
                                                            Filed June 6, 2023
                                                            File No. 333-262835

       Dear Viki Hakmon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment on Form F-1 Filed June 6, 2023

       General

   1. We note that this Post-Effective Amendment No. 2 includes a reference to Additional
                                                        Warrants to purchase up
to an aggregate amount of 2,824,535 Ordinary Shares, and your
                                                        Post-Effective
Amendment No. 1 includes a reference to Additional Warrants to purchase up to an aggregate
amount of 2,584,140 Ordinary Shares. Both references to the
                                                        Additional Warrants
appear to be to the warrants issued to holders in connection with the pricing adjustment that
occurred based on the volume weighted average stock price on
                                                        September 7, 2022.
Please clarify whether these are two separate sets of Additional
                                                        Warrants or otherwise.
Additionally, particularly based on the fee table and legal opinion filed as exhibits to
your Registration Statement on Form F-1, declared effective on August
                                                        25, 2022, it is unclear
whether the Additional Warrants were covered by the Registration
 Viki Hakmon
Jeffs' Brands Ltd
July 5, 2023
Page 2
         Statement. Note that, if they were not, it is impermissible to register them now per
         Securities Act Rule 413(a). Please advise. Upon reviewing your response, we may have additional comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any questions.



FirstName LastNameViki Hakmon                               Sincerely,
Comapany NameJeffs' Brands Ltd
                                                            Division of
Corporation Finance
July 5, 2023 Page 2                                         Office of Trade &
Services
FirstName LastName